UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of June 2022

Commission File Number 001-40490

WalkMe Ltd.
(Translation of registrant’s name into English)

1 Walter Moses St.
Tel Aviv 6789903, Israel
+972 (3) 763-0333
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

WalkMe Ltd. (the “Company”) today announced the results of its annual general shareholders meeting (the “Meeting”), which was held at 4:30 p.m. (Israel time) on June 21, 2022, at the Company’s offices at 1 Walter Moses St., Tel Aviv 9789903, Israel.

At the Meeting, the Company’s shareholders voted upon and approved, by the respective requisite majority in accordance with the Israeli Companies Law, 5759-1999, and the Company’s articles of association, all proposals that were described in the Company’s proxy statement related to the Meeting, which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on May 16, 2022.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-257354 and 333-263823).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WalkMe Ltd.

June 21, 2022	By:	/s/ Andrew Casey
Andrew Casey
Chief Financial Officer